UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

IMMEDIATEK, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
45252S 30 6
(CUSIP Number)
Robert S. Hart, Esq.
5424 Deloache Avenue
Dallas, Texas 75220
(214) 378-5301
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45252S 30 6

1	NAMES OF REPORTING PERSONS Radical Holdings LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC & OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,819,867 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

20,819,867 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,819,867 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

67.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 14,563,804 shares of common stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock and 231,195 shares of common stock that are issuable upon conversion of 69,726 shares of Series B Convertible Preferred Stock. Also includes 3,020,382 shares of common stock issued to Radical Investments LP, an affiliate of Radical Holdings. The shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into 14,794,999 shares of common stock. The 67.9% of shares of common stock is based upon a total of 30,660,640 shares of common stock, including 535,321 shares of common stock reported in the Issuer’s Form 10-K for the period ended December 31, 2009.

Page 2 of 11 Pages

CUSIP No.	45252S 30 6

1	NAMES OF REPORTING PERSONS Radical Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,819,867 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

20,819,867 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,819,867 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

67.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 14,563,804 shares of common stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock and 231,195 shares of common stock that are issuable upon conversion of 69,726 shares of Series B Convertible Preferred Stock. Also includes 3,020,382 shares of common stock issued to Radical Investments LP, an affiliate of Radical Holdings. The shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into 14,794,999 shares of common stock. The 67.9% of shares of common stock is based upon a total of 30,660,640 shares of common stock, including 535,321 shares of common stock reported in the Issuer’s Form 10-K for the period ended December 31, 2009.

Page 3 of 11 Pages

CUSIP No.	45252S 30 6

1	NAMES OF REPORTING PERSONS Radical Investments LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC & OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,819,867 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

20,819,867 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,819,867 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

67.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(2) Includes 14,563,804 shares of common stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock and 231,195 shares of common stock that are issuable upon conversion of 69,726 shares of Series B Convertible Preferred Stock. Also includes 3,020,382 shares of common stock issued to Radical Investments LP, an affiliate of Radical Holdings. The shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into 14,794,999 shares of common stock. The 67.9% of shares of common stock is based upon a total of 30,660,640 shares of common stock, including 535,321 shares of common stock reported in the Issuer’s Form 10-K for the period ended December 31, 2009.

Page 4 of 11 Pages

CUSIP No.	45252S 30 6

1	NAMES OF REPORTING PERSONS Radical Investments Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,819,867 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

20,819,867 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,819,867 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

67.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 14,563,804 shares of common stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock and 231,195 shares of common stock that are issuable upon conversion of 69,726 shares of Series B Convertible Preferred Stock. Also includes 3,020,382 shares of common stock issued to Radical Investments LP, an affiliate of Radical Holdings. The shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into 14,794,999 shares of common stock. The 67.9% of shares of common stock is based upon a total of 30,660,640 shares of common stock, including 535,321 shares of common stock reported in the Issuer’s Form 10-K for the period ended December 31, 2009.

Page 5 of 11 Pages

CUSIP No.	45252S 30 6

1	NAMES OF REPORTING PERSONS Mark Cuban

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,819,867 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	67.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Includes 14,563,804 shares of common stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock and 231,195 shares of common stock that are issuable upon conversion of 69,726 shares of Series B Convertible Preferred Stock. Also includes 3,020,382 shares of common stock issued to Radical Investments LP, an affiliate of Radical Holdings. The shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into 14,794,999 shares of common stock. The 67.9% of shares of common stock is based upon a total of 30,660,640 shares of common stock, including 535,321 shares of common stock reported in the Issuer’s Form 10-K for the period ended December 31, 2009.

Page 6 of 11 Pages

CUSIP No.	45252S 30 6
This Amendment No. 7 to Schedule 13D amends and supplements the Schedule 13D jointly filed by Radical Holdings LP, Radical Management, LLC, Radical Investments LP, Radical Fund Management LLC, Radical Incubation LP, Radical Incubation Management LLC and Mark Cuban with the Securities and Exchange Commission (the “Commission”) on February 3, 2006, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on March 15, 2006, Amendment No. 2 to Schedule 13D filed with the Commission on October 17, 2006, Amendment No. 3 to Schedule 13D filed with the Commission on September 6, 2007, Amendment No. 4 to Schedule 13D filed with the Commission on November 8, 2007; Amendment No. 5 to Schedule 13D filed with the Commission on July 22, 2008 and Amendment No. 6 to Schedule 13D filed with the Commission on March 25, 2009 (as amended and supplemented, collectively, the “Schedule 13D”), relating to the common stock, $0.001 par value per share, of Immediatek, Inc., a Nevada corporation. Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.

Item 2.	Identity and Background
(a) This Schedule 13D is be filed jointly by Radical Holdings LP, a Texas limited partnership (the “Partnership”), Radical Management LLC, a Texas limited liability company and the sole general partner of the Partnership (the “General Partner”), Radical Investments LP, a Delaware limited partnership (“Investments LP”), Radical Investments Management LLC, a Delaware limited liability company and the sole general partner of Investments LP (“Investments GP”), and Mark Cuban, the owner, directly or indirectly, of all the limited partnership and membership interests in the Partnership, the General Partner, Investments LP and Investments GP, respectively (the “Principal” and together with the Partnership, the General Partner, Investments LP, Investments GP, collectively, the “Reporting Persons”). The names of the executive officers and managers (collectively, the “Officers”) of the General Partner and Investments GP are set forth in Schedule I attached hereto and is incorporated herein by reference.
(b) The address of the principal business of each of the Reporting Persons and the Officers is 5424 Deloache Avenue, Dallas, Texas 75220.
(c) The principal business of the Partnership and Investments LP is venture capital investments. The principal business of the General Partner and Investments GP is to act as the general partner of the Partnership and Investments LP, respectively. One of the principal businesses of the Principal is to direct the activities of the General Partner and Investments GP. The name, business address, present principal occupation or employment and citizenship of the Principal and each Officer of the General Partner and Investments GP is set forth in Schedule I attached hereto and is incorporated herein by reference.

Page 7 of 11 Pages

CUSIP No.	45252S 30 6
(d) Neither the Principal nor any of the Officers have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
(e) Neither the Principal nor any of the Officers were, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Principal and each of the Officers is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby supplemented as follows:
On April 1, 2010, the Company, Officeware Corporation, (or “FilesAnywhere.com”), Timothy Rice, Chetan Jaitly, the Partnership, Investments LP, Darin Divinia, Dawn Divinia, Robert Hart, Kimberly Hart, Martin Woodall and Officeware Acquisition Corporation, (or “Merger Sub”), entered into an Amendment to that certain Stock Exchange Agreement dated December 16, 2009, (as so amended, the “Merger Agreement”). Under the Merger Agreement, Merger Sub, a wholly-owned subsidiary of the Company, merged with and into FilesAnywhere.com on April 1, 2010. As a result of such merger, the Company became the sole shareholder of FilesAnywhere.com and FilesAnywhere.com shareholders are, in the aggregate, entitled to receive 12,264,256 shares of Company Common Stock for all of the outstanding shares of stock of FilesAnywhere.com. Of this amount, Investments LP received 3,020,382 shares of Common Stock in exchange for the shares of stock of FilesAnywhere.com which it owned at the time.
In addition, subject to the terms and conditions of the Merger Agreement, the Company issued and sold, and the Partnership, purchased, 2,775,403 shares of Company Common Stock for an aggregate purchase price of $905,200.61, or $0.326151052293755 per share. The purchase price was paid in cash from the working capital of the Partnership.

Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby supplemented as follows:
(A) According to information provided to the Reporting Persons by the Company, the number of shares of Common Stock, assuming conversion of all preferred stock, on April 1, 2010, was 30,660,640. On a fully-converted basis, the 20,819,867 shares of Common Stock owned by the Partnership and Investments LP represent 67.9%.

Page 8 of 11 Pages

CUSIP No.	45252S 30 6
(B) The General Partner, as the general partner of the Partnership, has the power to vote, or to direct the vote of, and the power to dispose, or to direct the disposition of, the 17,799,485 shares of Common Stock on behalf of the Partnership. Investments GP, as the general partner of Investments LP, has the power to vote, or to direct the vote of, and the power to dispose, or to direct the disposition of, the 3,020,382 shares of Common Stock on behalf of Investments LP. The Principal, the General Partner and Investments GP, may be deemed to have beneficial ownership of these securities. The General Partner, Investments GP, the Principal and the Officers disclaim beneficial ownership of these securities, except to the extent of their respective pecuniary interests therein.
(C) On April 1, 2010, pursuant to and under the terms and conditions set forth in the Merger Agreement, the Partnership purchased 2,775,403 shares of shares of Common Stock of the Company for an aggregate purchase price of $905,200.61, or $0.326151052293755 per share and Investments LP received 3,020,382 shares of Common Stock in exchange for the shares of stock of FilesAnywhere.com.
Except for the transactions described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the securities of the Company during the past 60 days.
(D) Not applicable.
(E) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby supplemented as follows:
Amended and Restated Demand Promissory Note: On March 24, 2010, the Company issued to the Partnership an Amended and Restated Demand Promissory Note, in the principal amount of $772,500, bearing interest, calculated on the basis of a 365-day year, at a rate per annum equal to three percent (3%) to evidence a loan from Radical Holdings LP of $772,500. The following is a summary of the material terms of the Amended and Restated Demand Promissory Note:
Term. The Amended and Restated Demand Promissory Note must be repaid within 30 days of receiving a demand for repayment or on March 23, 2012, whichever comes earlier.
Rate of Interest. The rate of interest is three percent per year.
Prepayment. The Amended and Restated Demand Promissory Note may be repaid in whole or in part without premium or penalty at any time.

Page 9 of 11 Pages

CUSIP No.	45252S 30 6
The above summary description of the Amended and Restated Demand Promissory Note is not intended to be complete and is qualified in its entirety to the full text of the Amended and Restated Demand Promissory Note, which is incorporated herein by reference. A copy of the Amended and Restated Demand Promissory Note is attached as Exhibit 11.2 to this Schedule 13D.
Amendment to Stock Exchange Agreement
On April 1, 2010, the Company, Officeware Corporation, (or “FilesAnywhere.com”), Timothy Rice, Chetan Jaitly, the Partnership, Radical Investments LP (or “RI”), Darin Divinia, Dawn Divinia, Robert Hart, Kimberly Hart, Martin Woodall and Officeware Acquisition Corporation, (or “Merger Sub”), entered into an Amendment to that certain Stock Exchange Agreement dated December 16, 2009, (as so amended, the “Merger Agreement”). Under the Merger Agreement, Merger Sub, a wholly-owned subsidiary of the Company, merged with and into FilesAnywhere.com on April 1, 2010. As a result of such merger, the Company became the sole shareholder of FilesAnywhere.com and FilesAnywhere.com shareholders are, in the aggregate, entitled to receive 12,264,256 shares of Company common stock for all of the outstanding shares of stock of FilesAnywhere.com. In addition, subject to the terms and conditions of the Merger Agreement, the Company issued and sold, and the Partnership, Darin Divinia, Dawn Divinia, Robert Hart, Kimberly Hart and Martin Woodall collectively purchased, 3,066,064 shares of Company common stock for an aggregate purchase price of $1.0 million, or $0.326151052293755 per share.
The purchase price was determined as a result of arm’s-length negotiations between the parties. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of both the Stock Exchange Agreement, a copy of which was attached as Exhibit 10.1 of the Current Report on Form 8-K filed on December 22, 2009 by the Company, and the Amendment to the Stock Exchange Agreement, a copy of which is attached hereto as Exhibit 11.3, and each of which is incorporated herein by reference in its entirety.
The Partnership is the majority stockholder of the Company. The General Partner is the sole general partner of the Partnership. Mark Cuban is the President of the General Partner. Investments LP was a shareholder of FilesAnywhere.com. Investments GP, is the sole general partner of Investments LP. Mark Cuban is the President of Investments GP. Mark Cuban, indirectly, wholly owns the Partnership, the General Partner, Investments LP and Investments GP.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby supplemented as follows:

Exhibit
Number	Description of Exhibit
2.2	Joint Filing Statement

11.2	Amended and Restated Demand Promissory Note, dated March 24, 2010, issued by Immediatek, Inc. to the order of Radical Holdings LP.

11.3	Amendment to Stock Exchange Agreement, dated April 1, 2010, by and among Immediatek, Inc., Officeware Corporation, Officeware Acquisition Corporation, Timothy Rice, Chetan Jaitly, Radical Holdings LP, Darin Divinia, Dawn Divinia, Robert Hart, Kimberly Hart, Martin Woodall and Radical Investments LP.

Page 10 of 11 Pages

CUSIP No.	45252S 30 6
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2010	RADICAL HOLDINGS LP, a Texas limited partnership
	By:	Radical Management LLC,
a Texas limited liability company,
its general partner

	By:	/s/ Mark Cuban
		Name:	Mark Cuban
		Title:	President

RADICAL MANAGEMENT LLC, a Texas limited liability company
By:	/s/ Mark Cuban
	Name:	Mark Cuban
	Title:	President

RADICAL INVESTMENTS LP, a Delaware limited partnership
By:	Radical Investments Management LLC,
a Delaware limited liability company,
its general partner

By:	/s/ Mark Cuban
	Name:	Mark Cuban
	Title:	President

RADICAL INVESTMENTS MANAGEMENT LLC, a Delaware limited liability company
By:	/s/ Mark Cuban
	Name:	Mark Cuban
	Title:	President

/s/ Mark Cuban
Mark Cuban

Page 11 of 11 Pages

SCHEDULE I
MANAGERS AND EXECUTIVE OFFICERS
Set forth below is each manager and executive officer of Radical Management LLC, and Radical Investments Management LLC. The principal address of Radical Management LLC, and Radical Investments Management LLC and the current business address for each individual listed below is 5424 Deloache Avenue, Dallas, Texas 75220. Each such person is a citizen of the United States.
Mark Cuban is the President of each of Radical Management LLC and Radical Investments Management LLC. Mr. Cuban is a private business owner and investor.
Martin Woodall is the Manager, Vice President and Treasurer of each of Radical Management LLC and Radical Investments Management LLC. Mr. Woodall serves in similar capacities with various entities owned by Mr. Cuban.
Robert S. Hart is the Secretary of each of Radical Management LLC and Radical Investments Management LLC. Mr. Hart serves as the Secretary and general counsel to various entities owned by Mr. Cuban.

12